Exhibit 99.2

Investor Relations	Media Relations

Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Software’s Cloud and On-Premise Solutions Win Prestigious

“Outstanding Product Awards” from China Software Industry

Association

SHANGHAI, ATLANTA, Feb. 22, 2011 — CDC Software Corporation (NASDAQ: CDCS), a hybrid enterprise software provider of on-premise and cloud deployments, today announced its e-M-POWER ERP Version 5.0, also available as a cloud version supporting Windows Azure technology, and VitalDOC Version 5.0 have won the prestigious “China’s Outstanding Software Product Awards 2010” by the China Software Industry Association (CSIA).

CDC Software’s Platinum Human Resources Management software and its Ross Systems’ ERP solution also have won this prestigious award in previous years. Ross solutions also include Ross in the Cloud, the on-demand version of its popular ERP on-premise software.

CSIA is a major and one of the most active associations in the China software industry. It is led by the Ministry of Industry and Information of People’s Republic of China. Each year, CSIA selects top software products to promote national software brands that will be recommended to government and public organizations for their consideration.

e-M-POWER V5.0 is an Enterprise Resource Planning (ERP) software package with an Intelligent Management System. e-M-Power also is offered as an on-demand deployment supporting the Microsoft Windows Azure platform. Both the on-premise and cloud versions are tailored for the needs of small-and medium-size discrete manufacturers in China. The product suite includes Sales, Purchasing, Inventory, Production, Mold Management, Finance, with full integration to ACCPAC, a popular accounting system in China. Customers for e-M-POWER include manufacturers in industries such as electronics, watches, toys and furniture.

VitalDOC V5.0 is a web-based document management solution. It is a secured and highly scalable content management system that captures a company’s information into a single repository for easy management and knowledge sharing across an enterprise.

Commenting on the award, Hilton Law, managing director, China for CDC Software said, “We are very honored to receive these prestigious awards from the CSIA. These awards recognize CDC Software’s growth and success in China’s enterprise market, which was highlighted last year by the launch of its e-M-POWER On Demand solution, the first ERP manufacturing software product using Windows Azure technology available in China. These awards are testament to the successful strategies we have been executing in China for long-term growth. With these exciting award-winning products and our extensive technology and business infrastructure, we believe we are on track for China to become our second biggest revenue generator for the company after North America.”

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based Software as a Service (SaaS) or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise resource planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s recent acquisitions are part of its “integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to approximately 10,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit

www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements include those relating to our beliefs about our strategies, technologies and business infrastructure and our planned expansion in China, our expectations that our software may be promoted to government and public organizations in China, our expectations regarding growth and success in China, our beliefs regarding the success of our strategies for expansion, our beliefs regarding revenue to be derived from the China market and future growth thereof, and other statements we may make. Such statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Factors that could cause actual results to differ materially from those anticipated in the forward looking statements include the conditions of the enterprise software industry in Greater China; rules and regulations affecting software in Greater China; the continued ability of the company’s enterprise software unit to provide products which address industry-specific requirements; demand for and market acceptance of new and existing enterprise software; and developmental delays for enterprise software products. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, including our Annual Report on Form 20-F, filed with the SEC on June 1, 2010, and those of our ultimate parent company, CDC Corporation, located at www.sec.gov. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.